Exhibit 99.1

Alidad Mireskandari, Ph.D., MBA CEO, DiamiR Biosciences HCW Conference September 2025 Aptorum Group & DiamiR Biosciences Merger Overview & Strategic Rationale

Forward - Looking Statements Legal Disclaimer This presentation contains summary information about Aptorum Group Limited and DiamiR Biosciences Corp . (collectively, the “Companies”) as of the date hereof . The information in this presentation is of general background and contains an overview and summary of certain data selected by the management of the Companies . It does not purport to be complete . This presentation is not a prospectus, disclosure document, or offering document under the law of any jurisdiction . It is for informational purposes only . This presentation is not investment or financial product advice (nor tax, accounting, or legal advice) and is not intended to be used for the basis of making an investment decision . A recipient must make their own independent investigations, consideration and evaluation of the Companies and the Companies recommend that investors should obtain their own professional advice before making any investment decisions in the Companies . This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No registered offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended . This document has been prepared based on information available at the time of presentation . No representation or warranty, express or implied, is made as to the fairness, accuracy, or completeness of the information, opinions and conclusions contained in this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person . While reasonable care has been taken to ensure that facts stated in this presentation are accurate and/or that the opinions expressed are fair and reasonable, no reliance can be placed for any purpose whatsoever on the information contained in this document or its completeness . To the maximum extent permitted by law, neither the Companies nor their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person . Some of the statements appearing in this presentation are in the nature of forward - looking statements . You should be aware that such statements are predictions based on assumptions and are subject to inherent risks and uncertainties . Those risks and uncertainties include factors and risks specific to the industry in which the Companies operate as well as general economic conditions, prevailing exchange rates and interest rates, and conditions in the financial markets and other factors that are in some cases beyond the Companies' control . As a result, any or all of the forward - looking statements in this presentation may turn out to be inaccurate .

Company Profiles Aptorum Group Limited Focus : Clinical - stage biopharmaceutical company Specialization : Oncology (including orphan indications) and infectious diseases Listing : NASDAQ: APM Status : Dedicated to addressing unmet medical needs through drug discovery and development DiamiR Biosciences Focus: Molecular diagnostics and biopharma services company Specialization : Blood - based tests for brain health and other diseases Infrastructure : CLIA licensed, CAP accredited clinical laboratory in New Haven, CT Innovation : Proprietary microRNA diagnostic technology platform, validated protein biomarker and genotyping assays for AD

Transaction Snapshot Share Exchange DiamiR shareholders 70%, Aptorum 30% Shareholder approval; SEC & Nasdaq review Conditions 1. Potential for DiamiR’s product candidates in brain health, cancer, and inflammatory diseases to create long - term value for the combined Company’s stockholders 2. Potential synergies when combining Aptorum’s existing SACT - 1 therapeutic program for neuroblastoma and potentially other indications with DiamiR’s diagnostic technology 3. The ability of the business combination to facilitate the launching of biopharma and clinical services by the Company, in the growing market of minimally invasive diagnostic solutions for clinical trial support 4. The potential enhanced ability to raise capital utilizing a broader product portfolio Aptorum Group Limited (NASDAQ: APM) and DiamiR Biosciences announced a definitive all - stock merger agreement, creating a combined entity focused on brain health diagnostics and therapeutic development. Benefits of this merger include: RS0

Expected Transaction Timelines Regulatory and Shareholder Approvals 4Q 2025 Pending stockholder approvals from both companies and completion of customary closing conditions Integration and Growth 2026 and Beyond Full operational integration and expansion of combined neurodiagnostic and therapeutics platforms Merger Agreement Announced July 16 th 2025 Definitive merger agreement executed with board approvals from both companies Closing Transaction 4Q2025 Expected completion of merger with DiamiR becoming wholly - owned subsidiary of Aptorum Group Results cannot be guaranteed RS0

Strategic Rationale

CNS Focused Synergies

Need for brain health solutions for aging population. Traction for Blood-based biomarkers in Alzhemier's Disease and other neuro indications

Portfolio Diversification

Transforms APM from clinical-stage biopharma to diversified global company combining therapeutics with high-value diagnostics. Combines Aptorum's drug development expertise with DiamiR's diagnostic capabilities

Accelerate R&D

Invest in high value evidence generation studies. Enables development of Clinical and Pharma Services solutions specifically targeting aging-related and neurodegenerative diseases

Revenue Generation

DiamiR's operational clinical laboratory provides near-term revenue-generating capabilities by providing pharma companies biomarker testing soultions

Maintain NASDAQ Listing

Expand investor access and provides potnetial growth path for shareholders. Broader capital-raising ability with diversified portfolio

Research Integration underway FOCUS ON GLIOBLASTOMA IP License Agreement Non - exclusive license of DiamiR's patents, trademarks, technology, and proprietary information Diagnostic Test Development DiamiR provide services to develop glioblastoma diagnostic test until merger close or Dec 31 , 2025 Leverage Aptorum’s Medical Network Potential for expansion into CNS, neurodegenerative diseases, oncology and other indications Results cannot be guaranteed

DiamiR’s Technology and Innovation Platform Operating Clinical Laboratory CLIA Certified, CAP Licensed, NY state Approved Laboratory can handle R&D and clinical testing needs of combined companies Early Detection Solutions Pre - symptomatic testing enables identification of neurodegenerative diseases at earlier stages, improving patient outcomes and treatment effectiveness Blood Based Diagnostics Non - invasive testing approach using plasma microRNA analysis for early detection of neurodegenerative diseases Broad IP portfolio Over 50 global patents protecting innovative diagnostic technologies, providing strong intellectual property foundation and competitive moat

microRNA | Dynamic epigenetic biomarkers detectable in blood plasma miRNAs are short , non - coding, regulatory molecules whose expression levels change in disease miRNAs are master regulators of protein synthesis and cellular processes such as growth, inflammation, survival, and death miRNAs cross organ barriers, are stable in circulation, and are conserved across species Certain miRNAs are enriched in the brain (cortex, midbrain, hippocampus) and other organs miRNA - based tests are being used in oncology clinical practice ( Front. Aging Neurosci., 11 October 2021. Sec. Alzheimer's Disease and Related DementiasVolume 13 - 2021 | https://doi.org/10.3389/fnagi.2021.743573 Alzheimer's Disease Glioblastoma Rett Syndrome

• Simple blood draw • Plasma testing Brain - enriched miRNAs are ideal diagnostic targets Can Support clinical studies • Right patient for right study • Therapy target selection • Companion diagnostic Result in clinically actionable reports • Pre - symptomatic / early symptomatic (MCI) Risk Score • Monitoring progression Allows for multi - platform integration • Protein biomarkers • DNA mutations Drive lab work flow efficiency • Stable targets - reduce failure rates • Analytical costs are relatively low compared to NGS Allow non - invasive sample collection

CogniMIR® | Overview of our proprietary, novel, risk - assessment test for AD * Diagnostics 2023, 13,2170. https://doi.org/10.3390/ FDA has not approved CogniMIR® for commercialization as of Sep 2025 Plasma Shipped to our CLIA Lab microRNA Risk Profiling Other Risk Factors Analyzed ML/Algorithm Analytics Risk Assessment Report Generated Analytical Validation is Completed and results have been published * Clinical Validation planned for 4Q 2025 CogniMIR® to be launched as an LDT RS0

Market Opportunity for Alzheimer's Disease Global AD diagnostics market size estimated at $9.94 Billion in 2025 Market us projected to reach around USD $25.53 billion by 2034, growing at a CAGR of 11.05% from 2025 to 2034 Population Impact 7.2M in 2025: Growing to 12.7M by 2050 Total lifetime cost of care for dementia estimated at $405,262 in 2024 dollars 70% of lifetime cost of care is borne by family caregivers; 30% of costs paid by Medicare and Medicaid 2025 Projected cost of care $384 Billion Growing to $1T by 2050 https://www.alz.org/getmedia/ef8f48f9 - ad36 - 48ea - 87f9 - b74034635c1e/Alzheimer's - facts - and - figures.pdf https://www.alz.org/news/2024/revised - alzheimers - diagnostic - staging - criteria https://globalalzplatform.org/2025/06/30/biospace - alzheimers - disease - diagnostics - market - size - to - reach - usd - 25 - 53 - billion - by - 2034/ RS0

DiamiR Partnerships | Collaborators and key stakeholders

Key Drivers of Growth in Neurodegenerative Diseases Demographic Trends Longer lifespans = higher incidence of chronic neurological conditions Aging global population increasing demand for early detection solutions Adaptation of Biomarkers FDA and Industry have adopted biomarkers as surrogates for treatment response and disease monitoring Pharma and Biotech Investment Large unmet need attracts Big Pharma (Biogen, Eli Lilly, Roche, Eisai) and emerging biotechs Regulatory & Policy Support Expedited approval pathways (FDA’s Accelerated Approval, EMA’s PRIME) Reimbursement coverage for diagnostics and new drugs improves commercial viability

Summary | Advantages of Aptorum and DiamiR Merger Strengthens pipeline with diagnostics portfolio • Combines Aptorum's SACT - 1 therapeutic program (neuroblastoma treatment) with DiamiR's biomarker technology • CogniMIR ® , risk assessment test for mild cognitive impairment and Alzheimer’s analytically validated • APOE 4 test validated and ready for commercialization, Rett syndrome and glioblastoma test development underway Enhances clinical and commercial potential • Provides revenue - generating clinical trial support services while developing proprietary programs • Improves clinical trial efficiency through better patient selection and monitoring • Capabilities to partner with pharma/biotech for diagnostic - therapeutic solutions Positions combined company for long - term success • Reduces clinical development risk across the entire pipeline • DiamiR’s CLIA/CAP - certified lab provides infrastructure for product development and clinical testing • Allows for near term revenue oppurtunity Provides Capital Market advantages • Expand investor base • Better positioned to attract new equity investors

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